EXHIBIT 12.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

($ in Thousands)

Twelve Months Ended September 30,	2002	2001	2000 (a)	1999 (a)	1998 (a)

FIXED CHARGES:
Interest Expense	$44,326	$49,197	$43,535	$37,437	$37,473
Amortization of Debt Premium, Discount and Expense	391	260	346	566	370
Interest Component of Rentals	12	12	12	12	12

Total Fixed Charges	$44,729	$49,469	$43,893	$38,015	$37,855

EARNINGS:
Net Income before Dividends on Preferred stock	$48,687	$85,770	$84,574	$68,768	$68,629
Add:
Income Taxes Applicable to Utility Operating Income	28,263	58,701	47,821	38,689	38,022
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)- Net	(512)	(3,530)	(153)	2,887	1,784
Total Fixed Charges	44,729	49,469	43,893	38,015	37,855

Total Earnings	$121,167	$190,410	$176,135	$148,359	$146,290

Ratio of Earnings to Fixed Charges	2.7	3.8	4.0	3.9	3.9

(a)	Amounts for fiscal years 2000, 1999 and 1998 reflect the consolidated balances of Washington Gas Light Company and its former subsidiaries.